EXHIBIT 11

GATEWAY ENERGY CORPORATION AND SUBSIDIARIES

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	2001	2000
Weighted average number of common shares outstanding	15,338,346	15,312,179

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price	106,947 (1)	1,002 (1)

Tentative number of shares for computation of fully diluted earnings per share	15,445,293	15,313,181

Loss applicable to common stock	$(828,009)	$(859,751)

Basic loss per common share	$(0.05)	$(0.06)

Fully diluted loss per common share	$(0.05)	$(0.06)

(1)  Not used in diluted earnings per share calculation as effect would be antidilutive.